SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

307068106
(CUSIP Number)

April Hamlin
Lindquist & Vennum LLP
80 South 80th Street, Suite 4200
Minneapolis, MN 55402
612-371-3207

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 429,521
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 429,521
11	Aggregate amount beneficially owned by each reporting person 429,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 6.0%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 7,157,013 shares of the Company’s common stock outstanding as of May 5, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2014.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Master Fund Ltd
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 171,744
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 171,744
11	Aggregate amount beneficially owned by each reporting person 171,744
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 2.4%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 7,157,013 shares of the Company’s common stock outstanding as of May 5, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2014.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Blue Clay Capital Partners Co I LP
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 257,777
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 257,777
11	Aggregate amount beneficially owned by each reporting person 257,777
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 3.6%
14	Type of reporting person (See instructions) OO
Percentage ownership based on 7,157,013 shares of the Company’s common stock outstanding as of May 5, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2014.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Gary S. Kohler
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 429,521
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 429,521
11	Aggregate amount beneficially owned by each reporting person 429,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 6.0%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 7,157,013 shares of the Company’s common stock outstanding as of May 5, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2014.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Adam Wright
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 8,640
owned by each	8	Shared voting power 429,521
reporting person with	9	Sole dispositive power 8,640
10	Shared dispositive power 429,521
11	Aggregate amount beneficially owned by each reporting person 438,161
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 6.1%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 7,157,013 shares of the Company’s common stock outstanding as of May 5, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2014.

CUSIP No. 307068106
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Brian Durst
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions)
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 0
owned by each	8	Shared voting power 429,521
reporting person with	9	Sole dispositive power 0
10	Shared dispositive power 429,521
11	Aggregate amount beneficially owned by each reporting person 429,521
12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)
13	Percent of class represented by amount in row (11) 6.0%
14	Type of reporting person (See instructions) IN
Percentage ownership based on 7,157,013 shares of the Company’s common stock outstanding as of May 5, 2014 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2014.

Reference is hereby made to the statement on Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission on May 7, 2013 with respect to ownership of Famous Dave’s of America, Inc. (the “Company”). This Schedule 13D has been amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 21, 2013, Amendment No. 2 filed with the Securities and Exchange Commission on November 29, 2013 and Amendment No. 3 filed with the Securities and Exchange Commission on January 15, 2014. The original Schedule 13D and all amendments thereto are collectively referred to as the “Schedule 13D” and are incorporated herein by reference.

Pursuant to this Amendment No. 4 to Schedule 13D, Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.         Interest of Securities of the Issuer.

Blue Clay Capital Management, LLC (“Blue Clay Capital”) is the investment manager for each of Blue Clay Capital Master Fund Ltd (the “Master Fund”) and Blue Clay Capital Partners Co I LP (the “Limited Partnership”) and is the general partner of the Limited Partnership.

The percentages reported owned by each person named herein are based upon 7,157,013 shares of common stock (“Shares”) outstanding as of May 5, 2014, according to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2014.

As of the date hereof and following the transactions described below, (i) Blue Clay Capital, Mr. Kohler and Mr. Durst may be deemed to be the beneficial owners of 429,521 Shares, constituting 6.0% of the Shares, (ii) Mr. Wright may be deemed to be the beneficial owner of 438,161 Shares, constituting 6.1% of the Shares, (iii) the Master Fund may be deemed to be the beneficial owner of 171,744 Shares, constituting 2.4% of the Shares, and (iv) the Limited Partnership may be deemed to be the beneficial owner of 257,777 Shares, constituting 3.6% of the Shares.

Blue Clay Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 429,521 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 429,521 Shares.

Mr. Kohler has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 429,521 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 429,521 Shares.

Mr. Durst has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 429,521 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 429,521 Shares.

Mr. Wright has the sole power to vote or direct the vote of 8,640 Shares; has the shared power to vote or direct the vote of 429,521 Shares; has the sole power to dispose or direct the disposition of 8,640 Shares; and has the shared power to dispose or direct the disposition of 429,521 Shares.

The transactions by the reporting persons in the Shares since the most recent filing of their Schedule 13D are as follows:

On June 12, 2014, the Limited Partnership sold 90,022 Shares at $33.50 per Share in open market transactions.

On June 12, 2014, the Master Fund sold 59,978 Shares at $33.50 per Share in open market transactions.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2014

BLUE CLAY CAPITAL MANAGEMENT, LLC

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Founding Principal, Portfolio Manager and Chief Investment Officer

BLUE CLAY CAPITAL MASTER FUND LTD

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Director

BLUE CLAY CAPITAL PARTNERS CO I LP
By: Blue Clay Capital Management, LLC, Its General Partner

By:	/s/ Gary S. Kohler
Name: Gary S. Kohler
Title: Founding Principal, Portfolio Manager and Chief Investment Officer

/s/ Gary S. Kohler
Gary S. Kohler

/s/ Adam Wright
Adam Wright

/s/ Brian Durst
Brian Durst